Exhibit 99.2

Notice to Reader – From Minera Andes Inc.

The accompanying interim consolidated financial statements of Minera Andes Inc. have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information/statements and accordingly do not include all disclosure required for annual financial statements.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered for a fair presentation have been included. Operating results for the six month period ended June 30, 2009 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2009.

These interim consolidated financial statements should be read in conjunction with the audited year-end consolidated financial statements as at and for the year ended December 31, 2008. The accounting policies and methods have not changed since the audited year-end consolidated financial statements were prepared, except as described in note 4a to these interim consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED BALANCE SHEETS

(U.S. Dollars - Unaudited)

	June 30,	December 31,
	2009	2008
ASSETS
Current:
Cash and cash equivalents	$1,847,276	$3,409,593
Receivables and prepaid expenses	134,462	315,962
Project loan interest receivable (Note 7)	6,281,079	4,983,680
Total current assets	8,262,817	8,709,235
Project loan receivable (Note 7)	31,850,000	31,850,000
Mineral properties and deferred exploration costs (Note 6)	17,905,071	16,390,524
Investment in Minera Santa Cruz (Note 7)	82,273,910	81,034,075
Equipment, net (Note 5)	24,286	31,456
Total assets	$140,316,084	$138,015,290
LIABILITIES
Current:
Accounts payable and accruals	$3,235,609	$3,121,013
Project loan interest payable (Note 7)	6,281,079	4,983,680
Bank loan (Note 8)	-	16,455,267
Related party payable (Note7)	-	11,270,000
Total current liabilities	9,516,688	35,829,960
Project loan payable (Note 7)	31,850,000	31,850,000
Asset retirement obligation	135,000	90,000
Total liabilities	41,501,688	67,769,960
Commitments and contingencies (Notes 2, 7 and 11)
SHAREHOLDERS’ EQUITY
Share capital (Note 9):
Preferred shares, no par value, unlimited number authorized, none issued
Common shares, no par value, unlimited number authorized
Issued June 30, 2009—230,648,851 shares	131,701,244	99,652,302
Issued December 31, 2008—190,158,851 shares
Contributed surplus – (Note 10)	17,862,604	18,020,608
Accumulated deficit	(50,749,452)	(47,427,580)
Total shareholders’ equity	98,814,396	70,245,330
Total liabilities and shareholders’ equity	$140,316,084	$138,015,290

Approved by the Board of Directors:

Approved by the Board of Directors:

/s/ Robert R. McEwen	/s/ Allan J. Marter
Robert R. McEwen, Interim President, Chief	Allan J. Marter, Director
Executive Officer and Executive Chairman

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

(U.S. Dollars - Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30, 2008	June 30,	June 30, 2008
	2009	(Restated - Note 15)	2009	(Restated - Note 15)
Income on Investment in MSC (Notes 3a and 7)	$2,631,816	$11,816,414	$2,714,818	$12,663,242
Less amortization of deferred costs (Notes 7 and 15)	(288,000)	(172,000)	(505,000)	(326,000)
Net income on Investment in MSC (Note 7)	2,343,816	11,644,414	2,209,818	12,337,242
Consulting fees	125,913	228,200	647,286	431,059
Legal, audit and accounting fees	243,179	116,674	801,920	372,509
General and administrative (Note 15)	440,412	514,309	1,351,515	886,970
Wages and benefits (Note 9 (c))	752,393	833,341	978,076	1,053,131
Expenses before under-noted	1,561,897	1,692,524	3,778,797	2,743,669
Foreign exchange loss (gain)	(210,964)	(149,563)	615,309	103,215
Interest income	(1,430)	(81,962)	(10,748)	(208,215)
Interest expense and accretion of debt discount (Note 8)	-	682,664	523,480	1,401,135
Project loan interest expense (Note 7)	652,283	652,000	1,297,399	1,305,000
Project loan interest income (Note 7)	(652,283)	(652,000)	(1,297,399)	(1,305,000)
Accretion on early settlement of debt (Note 8)	-	-	619,856	-
Write-off of mineral properties and deferred exploration costs (Note 6)	191	830	4,061	2,508
Total expenses	1,349,694	2,144,493	5,530,755	4,042,312
Net income (loss) and comprehensive income (loss) for the period	994,122	9,499,921	(3,320,937)	8,294,930
Accumulated deficit, beginning of period	(51,743,134)	(44,891,242)	(47,427,580)	(43,663,893)
	(50,749,012)	(35,391,321)	(50,748,517)	(35,368,963)
Share issue costs	(440)	(36,213)	(935)	(58,571)
Accumulated deficit, end of period	($50,749,452)	($35,427,534)	($50,749,452)	($35,427,534)
Basic income (loss) per common share	$0.00	$0.05	($0.01)	$0.04
Diluted income (loss) per common share	$0.00	$0.04	($0.01)	$0.03
Weighted average shares outstanding	230,548,629	189,404,852	218,600,647	188,237,272

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(U.S. Dollars - Unaudited)

				Accumulated
				Other
			Contributed	Comprehen-	Accumulated
	Common Stock		Surplus	sive Income	Deficit	Total
	#	$	$	$	$	$
Balance, December 31, 2007	180,974,912	88,512,349	16,007,350	–	(43,663,893)	60,855,806
Private placement (Note 9b (iii))	7,778,023	11,799,405	–	–	–	11,799,405
Private placement (Note 9b (iv))	427,000	663,836	–	–	–	663,836
Exercise of stock options (Note 9c)	260,000	202,157	–	–	–	202,157
Exercise of warrants (Note 9d)	718,916	313,804	–	–	–	313,804
Fair value of warrants granted for private placement (Note 9b(iii)(iv))	–	(1,293,340)	1,293,340	–	–	–
Fair value of agent's options and warrants granted for private placement (Note 9b(iii)(iv))	–	(159,959)	159,959	–	–	–
Agent option valuation on exercise of options	–	164,674	(164,674)	–	–	–
Warrant valuation on exercise of options	–	83,413	(83,413)	–	–	–
Share issue costs (Note 9b(iii)(iv)	–	(634,037)	–	–	(89,355)	(723,392)
Stock based compensation (Note 9c)	–	–	808,046	–	–	808,046
Net loss for the year	–	–	–	–	(3,674,332)	(3,674,332)
Balance, December 31, 2008	190,158,851	99,652,302	18,020,608	–	(47,427,580)	70,245,330
Private placement (Note 9b (vi.))	40,000,000	31,950,960	–	–	–	31,950,960
Exercise of stock options (Note 9c)	490,000	225,910	–	–	–	225,910
Fair value of stock options exercised (Note 9b vii.)	–	260,035	(260,035)	–	–	–
Stock based compensation (Note 9c)	–	–	102,031	–	–	102,031
Share issue costs (Note 9b(vi.))	–	(387,963)	–	–	(935)	(388,898)
Net loss for the period	–	–	–	–	(3,320,937)	(3,320,937)
Balance, June 30, 2009	230,648,851	131,701,244	17,862,604	–	(50,749,452)	98,814,396

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars - Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30, 2008	June 30,	June 30, 2008
	2009	(Restated - Note 15)	2009	(Restated - Note 15)
Operating Activities:
Net income (loss) for the period	$994,122	$9,499,921	($3,320,937)	$8,294,929
Adjustments to reconcile net loss to net cash used in operating activities:
Income from Investment in MSC (Notes 3a and 7)	(2,631,816)	(11,816,414)	(2,714,818)	(12,663,242)
Amortization of deferred costs (Notes 7 and 15)	288,000	172,000	505,000	326,000
Project loan interest expense (Note7)	652,283	652,000	1,297,399	1,305,000
Project loan interest income (Note7)	(652,283)	(652,000)	(1,297,399)	(1,305,000)
Accretion on settlement of debt (Note 8)	-	-	619,856	-

Interest expense, accretion of debt discount (Note 8)	-	458,605	424,877	903,549
Write-off of deferred exploration costs	191	830	4,061	2,508
Depreciation	1,738	761	2,979	2,341
Stock based compensation (Note 9)	59,148	684,000	102,031	716,000
Change in:
Accounts receivable and prepaid expenses	202,353	151,025	181,500	204,531
Accounts payable and accrued expenses	72,313	(1,056,597)	540,734	(1,778,286)

Cash used in operating activities	(1,013,951)	(1,905,869)	(3,654,717)	(3,991,670)

Investing Activities:
Purchase of equipment	-	(7,384)	-	(7,384)
Mineral properties and deferred exploration	(926,412)	(2,581,064)	(1,469,417)	(4,720,429)
Changes in due to related party, MSC cash call	-	-	(11,270,000)	(16,905,000)
Investment in Minera Santa Cruz	-	-	575,750	(40,317)

Cash used in investing activities	(926,412)	(2,588,448)	(12,163,667)	(21,673,130)

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(U.S. Dollars - Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30, 2008	June 30,	June 30, 2008
	2009	(Restated - Note 15)	2009	(Restated - Note 15)

Financing Activities:
Shares and subscriptions issued for cash, less issue costs	49,057	16,990	$31,787,972	$11,974,557
Bank loan interest payable (Note 8)	-	1,257	(31,905)	(4,695)
Repayment of bank loan (Note 8)	-	-	(17,500,000)	-
Project loan receivable (Note 7)	652,283	652,000	1,297,399	1,305,000
Project loan payable (Note 7)	(652,283)	(652,000)	(1,297,399)	(1,305,000)
Cash provided by financing activities	49,057	18,247	14,256,067	11,969,862
Decrease in cash and cash equivalents	(1,891,306)	(4,476,070)	(1,562,317)	(13,694,938)
Cash and cash equivalents, beginning of period	3,738,582	13,882,267	3,409,593	23,101,135
Cash and cash equivalents, end of period	$1,847,276	$9,406,197	$1,847,276	$9,406,197

Supplementary disclosure cash flow information:
Income taxes paid	$-	$-	$-	$-
Interest paid	$-	$273,527	$98,603	$497,531
Non-cash investing and financing activities and other information:
Stock option compensation (Note 9c.)	$59,148	$684,000	$102,031	$716,000
Amortization of deferred costs	$288,000	$172,000	$505,000	$326,000
Derecognition of deferred costs	$-	$-	$394,233	$-
Depreciation capitalized to mineral properties	$2,274	$1,820	$4,191	$9,439
Asset retirement obligation	$-	$-	$45,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

1.   NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Minera Andes Inc. (“Minera Andes” or the “Corporation”) is in the business of acquiring, exploring and evaluating mineral properties, and based on the results of such evaluation, either developing these properties further (by way of joint venture or otherwise) or disposing of them.

The Corporation’s assets are comprised primarily of (i) a 49% equity interest in Minera Santa Cruz S.A. (“MSC”) which owns the San José gold/silver mine in the Santa Cruz province of Argentina (the San José Mine”); plus (ii) interests in exploration stage properties in the San Juan, the Santa Cruz and the Chubut provinces of Argentina, including in particular the Los Azules project.

The San José Mine is a joint venture between the Corporation and Hochschild Mining plc pursuant to which title to the assets is held by MSC, an Argentinean corporation.  MSC is owned, as to 49%, by Minera Andes S.A. (“MASA”), an indirect wholly-owned subsidiary of Minera Andes and, as to 51%, by Hochschild Mining (Argentina) Corporation S.A., a subsidiary of Hochschild Mining plc (together with its affiliates and subsidiaries, “Hochschild”).  The San José Mine entered into production in 2007 and is operated by Hochschild.

Our share of earnings (investment income) or losses from the San José Mine is included in our consolidated statement of operations and the balance of the investment is adjusted on the consolidated balance sheet by a like amount. Our investment income or losses consist of our 49% share of the net profit or net loss of the operations of the San José Mine, accounted for on an equity basis.

The Los Azules project is an advanced stage exploration project comprised of properties owned by MASA and to a lesser extent by Andes Corporacion Minera S.A., also an indirect wholly-owned subsidiary of Minera Andes (collectively, the “MASA Properties”) and adjoining properties owned by MIM Argentina Exploraciones S.A. for Xstrata Copper, one of the commodity business units within Xstrata plc (“MIM” and the “MIM Properties”).  Under the terms of an option agreement among MASA, Minera Andes, Xstrata Copper (through MIM) and Xstrata Queensland Limited (Xstrata plc, together with its affiliates, is hereinafter referred to as “Xstrata”) dated November 2, 2007, (the “Los Azules Option Agreement”): (i) MIM granted MASA an option (the “MASA Option”) to acquire a 100% interest in the MIM Properties, exercisable on or before November 24, 2010, upon satisfaction of certain conditions including delivery of a scoping study/preliminary assessment whereupon the MIM Properties and the MASA Properties would be consolidated and held by MASA (the “Combined Property”); and (ii) MASA granted MIM (upon the exercise of the MASA Option) an option to acquire a 51% interest in the Combined Property upon, among other things, payment to the Corporation of an amount equal to three times the amount of the direct expenditures paid by MASA and its affiliates since November 25, 2005, on exploration of the Combined Property.

Certain of the MIM Properties are subject to an underlying option agreement, which is the subject of a dispute between Xstrata, as option holder, and Solitario Argentina S.A. (“Solitario”), as the grantor of that option and the holder of a back-in right of up to 25%, exercisable upon the satisfaction of certain conditions, within 36 months after the exercise of the option by Xstrata.  The dispute surrounds the validity of the 36 month restriction described above.  If Solitario is successful, MIM’s interest in substantially all of the MIM Properties may be reduced by up to 25% and upon exercise of the MASA Option, MASA’s interest in that part of the Combined Property may be similarly reduced (the “Solitario Claim”).

We also have various other properties in the preliminary exploration stage.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

2.   GOING CONCERN, FINANCIAL CONDITION, AND LIQUIDITY

As at June 30, 2009, the Corporation had an accumulated deficit of $50.7 million and negative working capital of approximately $1.3 million.

The operation of the San José Mine is subject to a number of risks, including the risk that the price of gold and silver may decline.  If, and to the extent that cash from operations is insufficient for any reason including cost-overruns and/or lower than expected sales or production, additional investment by the shareholders of MSC (including the Corporation) may be required. As a result, there can be no assurance that cash from operations at the San José Mine will be sufficient for these purposes, that additional cash calls will not be made or that the Corporation will be able to satisfy any such cash call, as and when required.

With the exception of its interest in the San José Mine, the Corporation is in the process of exploring its other properties and has not yet determined whether these properties, other than the San José Mine, contain reserves that are economically recoverable. The amounts shown on the  Corporation’s balance sheet as mineral properties and deferred exploration costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown on the balance sheet for mineral properties and deferred exploration costs depend upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining the financing required to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties. In the future, the Corporation’s ability to continue its exploration activities, if any, will depend in part on the Corporation’s ability to generate material revenues or to obtain financing through issuance of equity securities, debt financing, joint venture arrangements or other means.  In the year to date the Corporation has been successful in funding the repayment of its debt obligations and working capital requirements through the issuance of stock for gross proceeds of C$40 million and the C$20 million common share offering discussed below. The Corporation is currently investigating all financing options available to it in order to raise sufficient amounts, in the short term and the long term, to maintain the Corporation’s ability to meet its planned growth and to fund its development and exploration activities.  However, although we have been successful in securing financing in the past, current global financial conditions including volatility in the prices for all commodities, the lack of public financing, the liquidity crisis caused by the default on sub-prime mortgages and asset backed securities, and market turmoil combined with our current financing condition may make it difficult for us to secure the required financing on reasonable terms or, at all.  The Corporation’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Corporation’s interests (as existing or as proposed to be acquired) in its properties.

Accordingly, we cannot assure you that we will be successful in these financing activities.  Our ability to continue in operation is dependent on our ability to receive cash flow from operations and/or secure financing.  In the event we do not receive cash flow from operations or secure financing, there is doubt about our ability to continue as a going concern.  Our financial statements do not include the adjustments that would be necessary should we be unable to continue as a going concern.

The Corporation announced on July 24, 2009, an equity financing whereby a syndicate of Underwriters have agreed to purchase for resale to the public and Minera Andes has agreed to issue 26,700,000 units, on a "bought deal" basis, at a price of C$0.75 per unit (the "Offering") equivalent to C$20 million. The Corporation anticipates closing on the financing in August, 2009 (see Note 17).

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

3.   SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using the following significant accounting policies.

a.   Basis of Presentation and Principles of Consolidation

These consolidated financial statements include the accounts of the Corporation and all of its subsidiaries and investments, including its principal subsidiaries, MASA and Minera Andes (USA) Inc. (“MUSA”) as well as other non-significant subsidiaries.  As stated above, MASA holds the Corporation’s interest in MSC.

Our investment in MSC, is accounted for by the equity method, whereby the Corporation records its investment and its share of the earnings and losses of MSC.  All significant intercompany transactions and balances have been eliminated from the consolidated financial statements.

b.   Foreign Currency Translation

The statements are reported and measured in U.S. dollars, which is the currency which the majority of the Corporation’s transactions are incurred.  Our consolidated operations are integrated and balances denominated in currencies other than U.S. dollars are translated into U.S. dollars using the temporal method. This method translates foreign currency monetary assets at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in the statement of operations.

c.   Cash and Cash Equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.

           d.   Mineral Properties and Deferred Exploration Costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the cost of acquisition and exploration are amortized over the life of the property, based on the current production and estimated economic reserves.  Proceeds received from the sale of any interest in a property are first credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs are written off to operations.  On a quarterly basis, we evaluate the future recoverability of our mineral properties and deferred exploration costs.  Long-lived assets, including mineral properties and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Any asset impairment is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

e.   Investment

Investments, over which we exert significant influence, are accounted for using the equity method.  Under this method, our share of earnings and losses is included in the statement of operations and the balance of the investment is adjusted by a like amount.  Where there has

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

3.   SIGNIFICANT ACCOUNTING POLICIES - continued

e.   Investment - continued

been a loss in value, that is other than a temporary decline, the carrying value is reduced to estimated realizable value.

Expenses related to the construction of a mining facility, interest expense on debt, debt discount, and other legal and consulting expenses are capitalized until the mining facility is placed into commercial production.  Once in commercial production, expenses related to the mining facility, interest expense on debt, debt discount and other legal and consulting expenses are expensed as incurred.

f.    Equipment and Depreciation

            Equipment is recorded at cost, and depreciation is provided on a declining–balance basis over estimated useful lives.

g.   Accounting for Income Taxes

                 Income taxes are calculated using the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward.

                 Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

h.   Basic and Diluted Loss per Common Share

Basic loss per share is calculated by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding for the year.

For the three and six month periods ended June 30, 2009 and 2008, potentially dilutive common shares (relating to options and warrants outstanding) totaled 28,748,418 and 35,012,027.  For the six month period ended June 30, 2009 the potentially dilutive shares were not included in the computation of loss per share because their effect was anti-dilutive.  Therefore, diluted loss per share is the same as basic loss per share.

i.    Estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires that the Corporation’s management make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of mineral properties and deferred exploration expenses, investment, and long-lived assets, asset retirement obligations, stock-

based compensation, income taxes, the recording of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of based compensation, income taxes, the recording of liabilities and disclosure of contingent

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

3.   SIGNIFICANT ACCOUNTING POLICIES – continued

i.    Estimates - continued

assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from management’s best estimates.

j.    Stock-Based Compensation

The Corporation has a stock option plan as described in Note 9(c). The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility.

The expected term of options granted is determined based on historical data on employee exercise and post-vesting employment termination behavior. Expected volatility is based on the historical volatility of the Corporation’s share price. These estimates involve inherent uncertainties and the application of management judgment. Compensation expense for options granted to non-employee consultants is re-measured on each balance sheet date. The fair value of stock options granted is recognized as a charge to operations on a straight line basis over the applicable vesting period, with an offset to contributed surplus. Where stock options are granted in exchange for services directly related to specific mineral properties, the expense is capitalized against the mineral property. The amount of compensation cost recognized at any date at least equals the value of the vested portion of the options at that date. When stock options are exercised, the consideration paid by employees is credited to share capital. See Note 9(c) for details of assumptions used in the calculations.

k.   Asset Retirement Obligations

The Corporation’s exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Corporation has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Corporation has recorded a liability and a corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. However, these estimates are subject to change based on changes in circumstances and any new information that becomes available.  This policy is directed only at the Corporation’s properties. The asset retirement obligation related to the investment in MSC is recorded on the financial statements of MSC.

l.   Share Consideration

Agent’s warrants, stock options and other equity instruments issued as purchase consideration in non-cash transactions, other than as consideration for mineral properties, are recorded at fair value determined by management using the Black-Scholes option pricing model.  The fair value of the shares issued as purchase consideration for mineral properties is based upon the trading price of those shares on the TSX on the date of the agreement to issue shares as determined by the Board of Directors.

m. Warrants

Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value.  The value of the share component is credited to share capital and the value of the warrant component is credited to warrants, a separate component of

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

3.   SIGNIFICANT ACCOUNTING POLICIES - continued

m. Warrants - continued

shareholders equity.   Upon exercise of the warrants, consideration paid by the warrantholder together with the amount previously recognized in warrants is recorded as an increase to share capital.

n.  Capital Disclosures

Effective January 1, 2008, the Corporation adopted Section 1535, “Capital Disclosures”, of the Canadian Institute of Chartered Accountant’s (“CICA”) Handbook (the “Handbook”).Section 1535, which applies to financial years beginning on or after October 1, 2007, requires disclosure of a Corporation’s objectives, policies, and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. Disclosures required by Section 1535 are included in Note 13.

o.   Financial Instruments

Effective January 1, 2008, the Corporation adopted Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, of the Handbook.  Sections 3862 and 3863, which apply to financial years beginning on or after October 1, 2007, replace section 3861, “Financial Instruments – Disclosures and Presentation”.  Sections 3862 and 3863 increase the disclosure currently required, in order to enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk.  The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.  The impact of adopting these sections is included in Note 14 to the Corporation’s consolidated financial statements for the year ended December 31 , 2008.

p.   Inventories

In June 2007, the CICA issued Section 3031, “Inventories”, which replaces Section 3030 and harmonizes the Canadian standard related to inventories with International Financial Reporting Standards (“IFRS”). Section 3031 provides more extensive guidance on the determination of cost, including allocation of overhead, narrows permitted cost formulas, requires impairment testing, and expands the disclosure requirements to increase transparency.  Section 3031 was adopted on January 1, 2008, and did not have an impact on the Corporation’s consolidated financial statements.

q.   Going Concern

In June 2007, CICA Section 1400 was amended to clarify requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section was adopted on January 1, 2008. Disclosure required by this section is disclosed in Note 2 of the Corporation’s consolidated financial statements.

r.  Income Statement Presentation

In August 2008, the CICA issued EIC-172, “Income statement presentation of tax loss carryforward recognized following an unrealized gain recorded in other comprehensive income”. EIC-172 provides guidance on whether the tax benefit from the recognition of tax loss carry forwards consequent to the recording of unrealized gains in other comprehensive

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

3.   SIGNIFICANT ACCOUNTING POLICIES – continued

r.  Income Statement Presentation - continued

income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. EIC-172 should be applied retrospectively, with restatement of prior periods from the date of adoption of Section 3855

“Financial Instruments”, for all interim and annual reporting periods ending on or after September 30, 2008. The adoption of this new accounting policy did not have any impact on the Corporation’s consolidated financial statements for the six months ended June 30, 2009 or the year ended December 31, 2008.

s.  Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009 the EIC issued EIC-173.  In this EIC, the Committee reached a consensus that in determining the fair value of financial assets and financial liabilities an entity should take into account the credit risk of the entity and the counterparty. The Corporation discusses the impact of the adoption of this standard on its consolidated financial statements in Note 14.

4.   Changes in Accounting Policies and RECENT Accounting Pronouncements

a.  Accounting Policies Implemented Effective January 1, 2009

     Goodwill and Tangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. Concurrent with the introduction of this standard, the CICA withdrew EIC-27, “Revenues and Expenses During the Pre-operating Period”.  As a result of the withdrawal of EIC-27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  The adoption of this accounting policy did not have any impact on the Corporation’s consolidated financial statements for the periods ended June 30, 2009.

Mining Exploration Costs

On March 27, 2009 the Emerging Issues Committee of the CICA issued EIC-174, "Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets, in general.  The Corporation applied this new abstract commencing in the period ended March 31, 2009; however, there was no impact on the financial statements as a result of applying this abstract.

b.  Recent Accounting Pronouncements

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Corporation’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Corporation’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

 4.  Changes in Accounting Policies and RECENT Accounting Pronouncements- continued

b.  Recent Accounting Pronouncements- continued

International Financial Reporting Standards- continued

also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements. The Corporation has included a discussion of the key elements and timing of its IFRS changeover plan in its Management Discussion and Analysis (MD&A).

Business Combinations

In January 2009, the Accounting Standards Board (AcSB) issued the following new Handbook sections: 1582 – Business Combinations, 1601 – Consolidations, and 1602 – Non-Controlling Interests. These standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Corporation has not yet determined the impact of the adoption of these standards on its consolidated financial statements.

5.   EQUIPMENT

	June 30, 2009			December 31, 2008
		Accumulated			Accumulated
	Cost	Depreciation	Net	Cost	Depreciation	Net
Field Equipment	$100,952	$94,770	$6,182	$100,952	$93,448	$7,504
Office Equipment	132,039	113,935	18,104	132,039	108,087	23,952
Total	$232,991	$208,705	$24,286	$232,991	$201,535	$31,456

6.   MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

At June 30, 2009, through our subsidiaries, we hold interests in approximately 304,221 acres (123,133 hectares (“ha”)) of mineral rights and mining lands in three Argentine provinces.  Under our present acquisition and exploration programs, we are continually acquiring additional mineral property interests and exploring and evaluating our properties.  If, after evaluation, a property does not meet our requirements, then the property and deferred exploration costs are written off to operations.  All properties in Argentina are subject to royalty agreements as disclosed in Note 11. Mineral property costs and deferred exploration costs, net of mineral property option proceeds, are as follows:

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

2009 COSTS BY PROPERTY – for the six months ended June 30, 2009

	San Juan		Santa
	Los	San Juan	Cruz	Chubut	General
Description	Azules	Cateos	Cateos	Cateos	Exploration	Total
Balance, beginning of period	$13,320,948	$353,200	$2,706,376	$10,000	$-	$16,390,524
Assays and analytical	-	19,718	21,190	-	-	40,908
Construction and trenching	-	-	-	-	-	-
Consulting fees	12,838	-	-	-	-	12,838
Depreciation	-	-	-	-	4,191	4,191
Drilling	-	-	-	-	-	-
Equipment Rental	-	-	344,110	-	-	344,110
Geology	243,469	35,062	171,756	800	118,865	569,952
Geophysics	-	-	-	-	-	-
Insurance	-	-	-	-	-	-
Legal	79,412	-	-	-	-	79,412
Maintenance	-	265	3,293	-	5,161	8,719
Materials and supplies	4,261	13,504	54,924	-	1,498	74,187
Project overhead	10,953	3,411	1,341	-	9,323	25,028
Property and mineral rights	156,471	1,964	25,946	3,261	-	187,642
Telephone	205	1,254	6,164	-	262	7,885
Travel	18,644	4,975	30,944	-	14,848	69,411
Wages and benefits	14,377	-	9,870	-	25,078	49,325
Asset retirement obligation	35,000	-	10,000	-	-	45,000
Overhead allocation	51,377	15,309	112,540	-	(179,226)	-
Write-off of deferred costs	-	-	-	(4,061)	-	(4,061)
Balance, end of period	$13,947,955	$448,662	$3,498,454	$10,000	$-	$17,905,071

a.      San Juan Project

The San Juan Project comprises four properties (2008 – four properties), which includes Los Azules, totaling 64,392 ha (2008 – 48,547 ha) in southwestern San Juan province. At present, these lands are not subject to a royalty; however, the government of San Juan has not waived its rights to retain up to a three percent "mouth of mine" royalty from production. Land holding costs for 2009 are estimated at $20,000.

Expenditures in the first and second quarter of 2009 were primarily for the Los Azules project and the 2008 expenses were primarily for an on-going exploration program at the Los Azules project.

In order to exercise the MASA Option, MASA must incur $1 million in expenditures on the MIM Properties, complete and provide to Xstrata a preliminary assessment of the Combined Property (the “Los Azules Preliminary Assessment”) and deliver a notice of exercise.  MASA has incurred and paid in excess of $1 million in expenditures ($13.9 million to June 30, 2009) and the Corporation delivered the Los Azules Preliminary Assessment and an independent scoping study to Xstrata entitling the Corporation (by delivery of a written notice of exercise) to exercise its option to acquire a 100% interest in the MIM Properties subject to a back-in right, as described below.

On exercise of the MASA Option, MIM is required to transfer the MIM Properties to MASA.  If in the opinion of MIM, the Los Azules Preliminary Assessment shows the potential to

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

 6.  MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS - continued

 a.    San Juan Project - continued

economically produce 100,000 tonnes (200 million pounds) of contained copper per year for 10 years or more then MIM has the right to earn a 51% interest in the Combined Property (the “Back-in Right”). To satisfy the conditions of the Back-in Right, MIM must assume control and responsibility for the Combined Property, make a cash payment to Minera Andes of three times MASA’s and its affiliates’ direct expenditures incurred and paid on the Combined Property after the 25th of November 2005 and complete a bankable feasibility study within five years of its election to exercise the Back-in- Right. In the event that the Los Azules Preliminary Assessment does not, in MIM’s opinion, meet the criterion contemplated above, MIM’s interest is reduced to a right of first refusal on a sale of the Combined Property, or any part thereof.

The Corporation exercised its earn-in option on May 29, 2009, Xstrata has 90 days plus an additional supplemental 30 days to notify Minera Andes whether it intends to exercise its right to back-in to the Project for a 51% interest (the “Back-in Right”) under the Los Azules Option Agreement.  After delivery of such back-in notice, in order to complete the Back-in Right, Xstrata must make the payment related to the direct expenditures as described above and assume operational control and responsibility of the Project within 90 days of such notice.  Xstrata will also be required to produce a bankable feasibility study in conformity with the standards set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, adopted by the Canadian Securities Administrators (“NI 43-101”) within 5 years of such notice.

                           b.   Chubut Projects

We hold one (2008 – one) manifestation of discovery in the Precordilleran region of Chubut, totaling 1,480 ha (2008 – 1,480 ha).  “Manifestations” are claims that are in the application process for mining claim status.  Expenditures on this area in the first quarter of 2009 and 2008 relate primarily to land maintenance costs. As at June 30, 2009 and December 31, 2008, based on management’s assessment of the future recoverability of certain mineral properties and deferred exploration costs, $4,061 and $2,431, respectively were written off. Land holding costs for 2009 are estimated at $3,500.

c.   Santa Cruz Projects

We currently control 9 (2008 – 15) cateos and 36 (2008 – 29) manifestations of discovery totaling 66,274 ha (2008 – 73,195 ha) in the Santa Cruz province. Land holding costs for 2009 are estimated at $10,000. We have been actively exploring in the region since 1997. The properties have been acquired on the basis of geologic and geochemical reconnaissance. Expenditures in 2009 and 2008 relate to land acquisition and reconnaissance geologic surveys on the acquired properties. Geologic evaluation of these targets is ongoing. As at June 30, 2009 and December 31, 2008, based on management’s assessment of the future recoverability of certain mineral properties and deferred exploration costs, $Nil (2008 –$1,385) was written-off.

7.    INVESTMENT IN MINERA SANTA CRUZ (MSC) – the San José Mine

MSC is owned, as to 49%, by MASA, an indirect wholly-owned subsidiary of Minera Andes Inc. and, as to 51%, by Hochschild.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

7.    INVESTMENT IN MINERA SANTA CRUZ (MSC) – the San José Mine – continued

The Corporation’s interest in, and the affairs of, MSC are governed by an Option and Joint Venture Agreement dated March 15, 2001 between MASA and Hochschild (as amended by agreements dated May 14, 2002, August 27, 2002 and September 10, 2004, the (“OJVA”).

Under the OJVA we are entitled to appoint one of the three members of the Board of Directors of MSC and Hochschild is entitled to appoint the balance of the members of the Board of Directors of MSC.  The OJVA grants us a “veto” in respect of certain and very limited matters regarding the affairs of MSC and the operation of the San José Mine.  Although we are permitted to vote against or otherwise disagree with decisions made by Hochschild in respect of the San José Mine, many decisions have been made, notwithstanding our express disagreement.

In particular, we have a limited, if any, ability to control the timing or amount of cash calls and decisions made in that regard may have an adverse affect on our operations and financial position as there can be no assurance that if made, we will have the funds available to satisfy any such cash call when due and that our interest in the San José Mine will not be reduced as a result.

The investment in MSC is comprised of the following:

	June 30,	December 31,
	2009	2008
Investment in MSC, beginning of period January 1:	$81,034,075	$64,726,565
Income (loss) from equity investment	692,351	1,965,238
Amortization of pre 2008 capitalized interest on MSC loans	561,000	798,000
Interest expensed by MSC and included in equity method pickup	1,461,467	2,953,955
Income on Investment in MSC	2,714,818	5,717,193
Less:
Amortization of deferred costs (Note 15)	(505,000)	(720,000)
Advances returned during the period	(575,750)	-
Derecognition of deferred costs	(394,233)	-
Plus:
Advances during the period	-	11,310,317
Investment in MSC, end of period	$82,273,910	$81,034,075

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

7.    INVESTMENT IN MINERA SANTA CRUZ (MSC) – the San José Mine – continued

	Three Months Ended
	June 30,	June 30, 2008
	2009	(Restated - Note 15)
Summary of MSC's financial information from operations:
Sales	$40,968,498	$63,245,651

Net income - MSC	$3,217,820	$22,215,469

Minera Andes Inc. portion (MAI) - 49%	$1,576,732	$10,885,580

Equity adjustments:
Interest expensed by MSC and included in equity pickup	$735,084	$739,834

Amortization of pre 2008 capitalized interest on MSC loans	$320,000	$191,000

Income on Investment in MSC	2,631,816	11,816,414

Less amortization of MAI deferred capitalized costs	$(288,000)	$(172,000)

Net income on investment in MSC	$2,343,816	$11,644,414

Our share of earnings and losses from our investment in MSC is included in the consolidated statement of operations and is equal to 49% of the above net income of $1,576,732 for the three months ended June 30, 2009, and $10,885,580 for the three months ended June 30, 2008.

As at December 31, 2008 there was a cash call of $11,270,000, which was paid in February 2009.

Effective January 1, 2008, the San José Mine began commercial production. During the fiscal year 2007, the expenses related to the construction of the mining facility, interest expense on the debt, debt discount and other legal and consulting expenses was capitalized as the mining facility had not been placed into commercial production.

Commencing in 2008, expenses related to the mining facility, interest expense on the debt, debt discount and other legal and consulting expenses are being expensed as incurred.  In addition, starting in 2008, the deferred capitalized costs are being amortized based on the units of production to the total reserves.

The San José Mine area covers approximately 50,491 ha and is comprised of 46 contiguous mining claims consisting of 17 Minas (15,450 ha) and 29 Manifestations of Discovery (25,049 ha) and one exploration claim (“Cateo”) totalling 5,996.5 ha located in the western half of the province of Santa Cruz. The cateo, minas and the manifestations are controlled 100% by MSC.  Any production from these lands is subject to a provincial royalty of 1.85% of the pithead value per year when the final

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

7.    INVESTMENT IN MINERA SANTA CRUZ (MSC) – the San José Mine – continued

product is Doré and 2.55% when the final products are mineral concentrates or precipitates.

Project financing for the San José Mine has been primarily provided pursuant to a letter agreement dated October 10, 2006 (as amended by agreements dated October 17, 2006, October 24, 2006, January 5, 2007, January 25, 2007, February 26, 2007, February 28, 2007, March 29, 2007, April 26, 2007 and June 29, 2007, the “Project Loan Letter Agreement”) between the Corporation, MSC and by assignment, Hochschild Mining Holdings Limited (the “Hochschild Lender”), an affiliate of Hochschild Mining plc.

Under the Project Loan Letter Agreement, the Hochschild Lender and the Corporation agreed to provide MSC with an unsecured bridge loan in the aggregate amount of $20 million (the “Bridge Loan”).  The Project Loan Letter Agreement provides that the Bridge Loan was to be structured as loans to MSC by each of the Corporation and the Hochschild Lender, in each case, in amounts proportionate to the shareholdings of the Corporation and Hochschild in MSC.

The Project Loan Letter Agreement however, further provides that the loan to be made by the Corporation to MSC would be structured as (i) a loan by the Hochschild Lender to the Corporation (the “Project Loan Payable”); and (ii) a corresponding loan by the Corporation to MSC (the “Project Loan Receivable”).  As a result, the Bridge Loan was made by way of (i) a loan by the Hochschild Lender to MSC in an amount equal to 51% of the amount of the Bridge Loan; (ii) a loan by the Hochschild Lender to the Corporation in an amount equal to 49% of the amount of the Bridge Loan; and (iii) a corresponding loan by the Corporation to MSC in the same amount and on the same terms as the preceding loan by the Hochschild Lender to the Corporation. Both, the Project Loan Payable and the Project Loan Receivable bear interest at the same rate and upon the same terms (including repayment).

The Project Loan Letter Agreement also provides for a permanent secured project loan in the aggregate amount of $65 million (the “Project Loan”), structured in the same manner as the Bridge Loan, and replacing the Bridge Loan, to be documented in definitive agreements, which, have not yet been entered into.

Amounts advanced under the Project Loan Letter Agreement by the Hochschild Lender to the Corporation and then by the Corporation to MSC are currently unsecured except that, as security for the loan made by the Hochschild Lender to the Corporation, the Corporation has pledged to the

Hochschild Lender, its right to the repayment of the corresponding loans made by the Corporation to MSC.

The current drafts of the definitive agreements (the “Draft Loan Documents”) and the Project Loan Letter Agreement provide that the Project Loan will be secured by a security interest granted by MSC in favour of the Hochschild Lender and the Corporation in certain MSC bank accounts.  In addition, under the Draft Loan Documents, the Corporation will be required to (i) continue to pledge, to the Hochschild Lender, the Corporation’s right to receive repayment of the loans made by the Corporation to MSC; and (ii) grant to the Hochschild Lender a security interest in the Corporation’s security interest in MSC’s bank accounts.  The Corporation will also be required to direct MSC to pay all amounts owing by it to the Corporation directly to the Hochschild Lender with such amounts being concurrently applied against amounts owing by MSC to the Corporation and the corresponding amounts owing by the Corporation to the Hochschild Lender.

The Hochschild Lender and MSC have agreed that until the definitive agreements are finalized, no

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

7.    INVESTMENT IN MINERA SANTA CRUZ (MSC) – the San José Mine – continued

payment of interest or principal will be due.

The Project Loan currently bears fixed interest at LIBOR plus 2.50% as of the inception of the loan.  The interest rates are 7.86% on $3,800,000 and 8.21% on $28,050,000. It has been agreed that once the definitive agreements are finalized, interest will increase to LIBOR plus 2.85% and will be subject to interest rate fluctuations.

As at June 30, 2009, and December 31, 2008, the entire Project Loan ($65 million), had been advanced. The Corporation’s 49% share of the Project Loan was $31.85 million.  Therefore, the Corporation has recorded the Project Loan Payable and the Project Loan Receivable in offsetting amounts. The project loan receivable/payable was advanced to MSC by Hochschild on the Corporation’s behalf. The related interest income/expense will be paid to the Hochschild Lender by MSC on the Corporation’s behalf.

The future minimum payments for the four years ending June 30 are estimated to be:

2010	$-
2011	13,475,000
2012	13,475,000
2013	4,900,000
$31,850,000(1)

(1) The Corporation’s obligations under the Project Loan Payable are offset by corresponding obligations under the Project Loan Receivable, including repayment and interest. Terms of payment have not yet been finalized.

8.   BANK LOAN

In October 2007, we entered into the second amended and restated credit agreement dated as of October 22, 2007 (the “Macquarie Credit Agreement”) with Macquarie Bank Limited (“Macquarie”), under which Macquarie made two non-revolving term loans to us, in the aggregate principal amount $17.5 million.  The first non-revolving term loan was in the principal amount of $7.5 million (the “First Loan”) of which $5.9 million was for the development of the San José Mine and $1.6 million was for general purposes.  The second non-revolving term loan was in the aggregate principal amount of $10 million (the “Second Loan” and together with the First Loan, the “Bank Loan”) of which $8.6 million was for the development of the San José Mine and $1.4 million was for general purposes.

The commercial terms of the First Loan included a facility fee of 1.5% of the principal amount and interest of LIBOR plus 2% per annum.  In addition, the Corporation issued Macquarie share purchase warrants to acquire 4,227,669 common shares of the Corporation at an exercise price of C$2.06 per share. The warrant exercise price was calculated at a 25% premium to the volume weighted average of the Corporation’s common shares determined from the twenty business days prior to February 21, 2007. Each warrant was exercisable for two years.  The warrants and the underlying common shares had a four month hold period. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.87%; expected volatility of 59.18% and an expected life of 24 months.  The difference between the allocated fair value of the warrants and the face value of the First Loan of $1,731,100 was initially recorded as a debt discount with a corresponding entry to contributed surplus.  A success fee of $75,000, being 1% of the principal amount of the First Loan, was paid to Xystus Limited for assisting with the structuring and negotiation of the First Loan.  On

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

8.   BANK LOAN - continued

March 7, 2009, the 4,227,669 purchase warrants were not exercised and expired.

The commercial terms of the Second Loan included a facility fee of 1.5% of the principal amount, interest of LIBOR plus 2.75% per annum and a maturity date of September 30, 2009.  In addition, the Corporation issued Macquarie share purchase warrants to acquire 4,066,390 common shares of the Corporation at an exercise price of C$2.41 per share. The warrant exercise price was calculated at a 20% premium to the volume weighted average of the Corporation’s common shares determined from the twenty business days prior to October 22, 2007. Each warrant is exercisable until September 30, 2009. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 4.12%; expected volatility of 62.35% and an expected life of 24 months. The difference between the allocated fair value of the warrants and the face value of the Second Loan of $1,925,200 was initially recorded as a debt discount with a corresponding entry to contributed surplus. The warrants and the underlying common shares had a hold period until February 25, 2008. A success fee of $100,000, being 1% of the principal amount of the Second Loan, was paid to Xystus Limited for assisting with the structuring and negotiation of the Second Loan.

			Carrying
	Face Amount	Discount	Value
First Bank Loan due March 2009	$7,500,000	$1,731,100	$5,768,900
Debt accretion at December 31, 2008	-	(1,489,069)	1,489,069
Accretion of debt discount	-	(230,378)	230,378
Repayment of bank loan	(7,500,000)	-	(7,500,000)
Accretion on early settlement of debt	-	(11,653)	11,653
First Bank loan at June 30, 2009	$-	$-	$-

Second Bank Loan due September 2009	$10,000,000	$1,925,200	$8,074,800
Debt accretion at December 31, 2008	-	(1,122,498)	1,122,498
Accretion of debt discount	-	(194,499)	194,499
Repayment of bank loan	(10,000,000)	-	(10,000,000)
Accretion on early settlement of debt	-	(608,203)	608,203
Second Bank loan at June 30, 2009	$-	$-	$-

Totals	$-	$-	$-

During the six months ended June 30, 2009, interest expense on the Bank Loan was $523,480 of which, $98,603 was interest expense and accreted interest of $424,877. For the six months ended June 30, 2008, interest expense incurred on the Bank Loan was $497,531, and accreted interest expense related to the debt discount of $903,459 was expensed. All interest expense and accreted interest has been expensed during 2009 and 2008.

In February 2009, the Corporation completed a private placement with Robert R. McEwen (Note 9b(vi)), related party and a director of Minera Andes and the Corporation’s largest shareholder pursuant to which Mr. McEwen purchased 40 million shares of Minera Andes for C$40 million.

On March 4, 2009 the Corporation repaid all amounts owing by it to Macquarie Bank Limited in respect of the Bank Loan in the aggregate principal amount of $17.5 million.

On the repayment of the Bank Loan, the unamortized debt accretion, $619,856, was recognized as an accretion on the settlement of the debt in the consolidated financial statements.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

9.    SHARE CAPITAL

a.   Authorized

We have authorized capital of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares, with no par value.

b.   Changes to Share Capital – Issued, Allotted, and/or Subscribed

See Statement of Stockholders’ Equity for additional information.

i.    On December 19, 2007, we announced proposed financing for a brokered private placement of units for gross proceeds of C$35.0 million, which was completed in three closings. (See ii., iii., and iv.)

ii.   On December 21, 2007 the first closing was completed pursuant to which 13,880,645 units     at a price of C$1.55 per unit were issued raising gross proceeds of C$21.515 million. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of C$2.00 per share until December 21, 2009. The securities were subject to a four-month hold period. The fair value of the purchase warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.85%; expected volatility of 58.79% and an expected life of 24 months. The fair value of the warrants calculated to be $3,058,362 was recorded as a capital transaction with a corresponding entry to contributed surplus.

Scotia Capital Inc. (“Scotia”) acted as agent in respect of the first closing while Shoreline Pacific LLC acted in the U.S. (together, the “Agents”).The Agents received a cash commission of 5% of the gross proceeds from the first closing or C$1,075,781.  The Agents also received 694,031 agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold at the first closing.  Each Agent’s Option upon exercise entitles the holder to acquire one unit at an exercise price of C$1.70 per unit until December 21, 2009. Upon the exercise of the Agent’s Option the Agent will then also receive a one-half purchase warrant (694,031, or 347,015 whole warrants), which one full purchase warrant will entitle the holder to acquire one unit at an exercise price of C$2.00 per unit. The fair value of the Agents Options was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.85%; expected volatility of 58.79% and an expected life of 24 months. The fair value of the Agents’ Options, calculated to be $365,934 and the fair value of the agent warrants calculated to be $152,918 were recorded as capital transactions with a corresponding entry to contributed surplus.

A total of 13,880,645 common shares were issued at the first closing of the private placement, and 6,940,322 common shares were reserved for issuance on the exercise of the common share purchase warrants and the exercise of 694,031 units comprising the Agent’s Options. The Agent purchase warrants will be reserved upon the exercise of the Agent’s Options, when the holder becomes entitled to the purchase warrant.

iii.  On January 29, 2008, the second closing was completed at which 7,778,023 units at a price of C$1.55 per unit were issued raising gross proceeds of C$12.055 million.

Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of C$2.00 per share until December 21, 2009. The securities were subject to a four-month hold period. The fair value of the purchase warrants was calculated using the Black-Scholes option pricing model with the

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

9.    SHARE CAPITAL – continued

 b.   Changes to Share Capital – Issued, Allotted, and/or Subscribed - continued

following assumptions: dividend yield – Nil; risk free interest rate – 3.17%; expected volatility of 57.07% and an expected life of 24 months. The fair value of the warrants, calculated to be $1,238,355 was recorded as a capital transaction with a corresponding entry to contributed surplus.

Scotia acted as agent in respect of the securities issued at the second closing in Canada  while Shoreline Pacific LLC acted in the U.S. (together the “Agents”). The non-brokered component of the second closing was completed with Canaccord Capital Corporation (the “Finder”). The Agents and the Finder received a 5% commission being $589,965 which was recorded to share issue costs and reduced share capital. The Agents and the Finder also received 388,901 Agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold at the second closing. Each Agent’s Option upon exercise entitles the holder to acquire one unit at an exercise price of C$1.70 per unit until December 21, 2009.  Upon the exercise of the Agent’s Option the Agent will then also receive a one-half purchase warrant (388,901, or 194,450 whole warrants), which one full purchase warrant will entitle the holder to acquire one unit at an exercise price of C$2.00 per unit. The fair value of the Agents Options was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.17%; expected volatility of 57.07% and an expected life of 24 months. The fair value of the Agents’ Options, calculated to be $152,953 was recorded as a capital transaction with a corresponding entry to contributed surplus.

A total of 7,778,023 common shares were issued at the second closing of the private placement, and 3,889,011 common shares were reserved for issuance on exercise of the common share purchase warrants and the exercise of 388,901 units comprising the Agent’s Options.  The Agent purchase warrants will be reserved upon the exercise of the Agent’s Options, when the holder becomes entitled to the purchase warrant.

iv.    The third and final closing of the Private Placement was completed on February 11, 2008 at which time 427,000 units at a price of C$1.55 per unit were sold for gross proceeds of C$661,850. The final closing was non brokered private placement. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant purchase entitles the holder to purchase one additional   common share at an exercise price of C$2.00 per share until December 21, 2009.  The securities were subject to a four month hold period. The fair value of the purchase warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.08%; expected volatility of 53.81% and an expected life of 24 months. The fair value of the warrants, calculated to be $54,985 was recorded as a capital transaction with a corresponding entry to contributed surplus.

The third closing was completed with Canaccord Capital Corporation as finder (the “Finder”).The Finder received a cash commission of 5% being $33,191 of the gross proceeds from the third closing which was recorded to share issue costs and reduced share capital.  The Finder also received 21,350 agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold at the third closing.  Each Agent’s Option upon exercise will entitle the holder to acquire one unit at an exercise price of C$1.70 per unit until December 21, 2009.  Upon the exercise of the Agent’s Option the Finder will then also receive a one-half purchase warrant (21,350, or 10,675

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

9.    SHARE CAPITAL – continued

 b.   Changes to Share Capital – Issued, Allotted, and/or Subscribed - continued

whole warrants), which one full purchase warrant will entitle the holder to acquire one unit at an exercise price of C$2.00 per unit.  The fair value of the Agent Options was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.08%; expected volatility of 53.81% and an expected life of 24 months. The fair value of the Agents’ Options, calculated to be $7,006 was recorded as a capital transaction with a corresponding entry to contributed surplus.

A total of 427,000 common shares were issued pursuant to the final closing of the private placement, and 213,500 common shares were reserved for issuance on the exercise of the warrants and the exercise of the 21,350 units comprising the Agent’s Options. The Agent purchase warrants will be reserved upon the exercise of the Agent’s Options, when the holder becomes entitled to the purchase warrant.

Legal and other fees that specifically relate to the second and third closings of $10,880 were included in share issue costs and reduced share capital.

v.   During 2008, the Corporation issued 260,000 common shares upon the exercise of stock options at a weighted average exercise price of C$0.79 ($0.78) per share and 718,916 shares upon the exercise of purchase warrants at a weighted average exercise price of C$0.51 ($0.44) per share.

vi.  In February 2009, Mr. McEwen agreed to complete a private placement in two tranches totaling C$40 million designed to alleviate the Corporation's financial pressures (the “McEwen Financing”). First, on February 18, 2009 Mr. McEwen purchased 18,299,970 common shares of the Corporation at a price of C$1.00 per share for proceeds to the Corporation of C$18.3 million ($14.5 million), of which $11.3 million was used to satisfy the cash call made in respect of the Corporation's 49% interest in the San José Mine.

Second, on February 26, 2009 Mr. McEwen purchased 21,700,030 common shares of the Corporation for C$21.7million ($17.4 million), by completing another private placement to repay the Bank Loan in the aggregate principal amount of $17.5 million.

The total share issue costs related to the McEwen Financing was $387,963.

vii. During the six months ended June 30, 2009, the Corporation issued 490,000 common shares upon the exercise of stock options at a weighted average exercise price of C$0.58 ($0.46) per share.  Upon exercise $260,035 being the fair value of these options was transferred from contributed surplus to share capital. No purchase warrants were exercised for the six months ended June 30, 2009.

c.   Stock Options

The aggregate number of shares issuable upon exercise of all options granted under the Minera Andes Stock Option Plan (the “Plan”) shall not exceed 10% of the Corporation’s issued and outstanding common shares up to a maximum of 18,940,243 (2008 – 18,940,243) shares. Under the Plan, no participant may be granted an option under the Plan to purchase shares, which exceeds the number of shares permitted to be issued under the Plan pursuant to the rules or policies of any stock exchange on which the common shares are then listed. Under the Plan, the exercise price of each option shall be determined

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

 9.    SHARE CAPITAL – continued

  c.   Stock Options - continued

by the directors and shall not be less than the closing price of the Corporation’s common shares on the stock exchange on which the shares are listed on the last trading day immediately preceding the day on which the options are granted.

Options granted under the Plan will not be transferable and, if not exercised but subject to the authority of the Board to extend such time, will expire twelve (12) months following the date the optionee ceases to be a director, officer, employee or consultant of the Corporation by reason of death, or three months after ceasing to be a director, officer, employee or consultant of the Corporation for any reason other than death.

In addition, any options granted under the Plan shall vest as follows:

a)                33 1/3% of the options shall vest in and be exercisable  twelve (12)  months from the date of  grant;
b)               33 1/3% of the options shall vest in and be exercisable twenty-four (24) months from the date of grant; and
c)                33 1/3% of the options shall vest in and be exercisable thirty-six (36) months from the date of grant.

At June 30, 2009, 4,154,243 (December 31, 2008 – 3,999,243) options were available for grant under the Plan.

A summary of the status of the Plan as of June 30, 2009 and December 31, 2008, and changes during the periods ended is as follows:

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

9.    SHARE CAPITAL – continued

 c.   Stock Options - continued

	Six Months Ended		Year Ended
	June 30, 2009		December 31, 2008
		(C$)		(C$)
		Weighted		Weighted
		Avg.		Avg.
		Exercise		Exercise
	Options	Price	Options	Price
Outstanding at beginning of period	10,985,000	$ 1.15	10,215,000	$ 1.13
Granted	400,000	0.70	1,400,000	1.20
Exercised	(490,000)	0.58	(260,000)	0.79
Expired	(615,000)	0.61	(370,000)	0.94
Outstanding at end of period	10,280,000	$ 1.19	10,985,000	$ 1.15

Exercisable at end of period	9,467,500	$ 1.22	10,385,000	$ 1.13

Weighted average grant-date fair value of options granted during the period	C$0.70		C$0.66

The weighted average remaining contractual life of outstanding options is 2.5 years at June 30, 2009 (December 31, 2008 – 2.7 years).

At June 30, 2009 options were held by directors, officers, employees and non-employees as follows:

Number of	Exercise	Expiry Date
Options	Price

945,000	C$0.55	September 10, 2009
1,410,000	C$0.60	December 28, 2010
5,620,000	C$1.51	December 27, 2011
250,000	C$1.73	September 4, 2012
100,000	C$1.35	February 14, 2013(1)
900,000	C$1.36	May 23, 2013(2)
355,000	C$0.31	March 21, 2013
300,000	C$0.81	September11, 2013(3)
200,000	C$0.73	March 1, 2014(4)
200,000	C$0.67	March 13, 2014(5)
10,280,000

(1) 100,000 stock options were granted at an exercise price of C$1.35 during the three-month period ended March 31, 2008, of which 25,000 options will vest every six months from the February 14, 2008 grant date to February 14, 2010.

(2) 900,000 stock options were granted at an exercise price of C$1.36 during the three month period ended June 30, 2008, of which all options vested immediately.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

 9.    SHARE CAPITAL – continued

c.    Stock Options – continued

(3) On September 11, 2008, 400,000 options were granted at an exercise price of C$0.81 to four new directors.  On February 2, 2009 a director resigned and forfeited 100,000 options. The options will vest 1/3 on September 11, 2009, 2010, and 2011.

(4) On March 1, 2009, 200,000 options were granted at an exercise price of C$0.73 to two new directors.

(5) On March 13, 2009, 200,000 options were granted at an exercise price of C$0.67 to an employee.

In connection with the vesting of certain non-employees, employees and directors stock options, the Corporation recorded stock option compensation for the three-months and six months ended June 30, 2009 of $59,148 and 102,031 accordingly (three-months and six months ended June 30, 2008 of and $648,000 and $716,000 accordingly) to wages and benefits.

The fair value of the stock options granted in 2009 was calculated using the Black-Scholes option pricing model with the following range of assumptions: dividend yield – Nil; risk free interest rate – 1.87% to 1.98%; expected volatility of 81.28% to 81.61% and an expected life of 60 months. The fair value of the stock options granted in 2008 was calculated using the Black-Scholes option pricing model with the following range of assumptions: dividend yield – Nil; risk free interest rate – 3.50%; expected volatility of 57.85% and an expected life of 60 months.

A summary of the status of the Corporation’s stock options issued as agents compensation options as of June 30, 2009 and December 31, 2008 is as follows:

	Six Months Ended		Year Ended
	June 30, 2009		December 31, 2008
		(C$)		(C$)
		Weighted		Weighted
	Agent's	Avg.	Agent's	Avg.
	Compensation	Exercise	Compensation	Exercise
	Options	Price	Options	Price
Outstanding at beginning of period	1,104,282	$ 1.70	694,031	$ 1.70
Granted	-	-	410,251	1.70
Outstanding at end of period	1,104,282	$ 1.70	1,104,282	$ 1.70

Exercisable at end of period	1,104,282	$ 1.70	1,104,282	$ 1.70

Weighted average grant-date fair value of options granted during the period		(Nil)		C$0.31
		(Nil)		($0.25)

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

9.    SHARE CAPITAL – continued

c.    Stock Options – continued

At June 30, 2009 and December 31, 2008 there were options held by agents for the purchase of our common shares as follows:

Number of Options	Exercise Price	Expiry Date
694,031	C$1.70	December 21, 2009
388,901	C$1.70	December 21, 2009
21,350	C$1.70	December 21, 2009
1,104,282

d.   Warrants

The range of exercise prices on outstanding warrants is C$0.70 to C$2.41 with a weighted average contractual life of 5.3 months at June 30, 2009.

A summary of the status of the outstanding warrants at June 30, 2009 and December 31, 2008, and changes during the periods ended on those dates is:

	Six Months Ended		Year Ended
	June 30, 2009		December 31, 2008
		(C$)		(C$)
		Weighted		Weighted
		Avg.		Avg.
		Exercise		Exercise
	Warrants	Price	Warrants	Price
Outstanding and exercisable at beginning of period	21,039,665	$1.98	18,298,094	$1.91
Purchase warrants	-	-	4,102,511	2.00
Expired warrants	(4,227,669)	2.06	(642,024)	1.67
Exercised	-	-	(718,916)	0.51
Outstanding and exercisable at end of period	16,811,996	$1.97	21,039,665	$1.98

At June 30, 2009 there were full warrants held for the purchase of the Corporation’s common shares as follows:

Number of Warrants	Exercise Price	Expiry Date
4,066,390	C$2.41	September 30, 2009
6,940,322	C$2.00	December 21, 2009
3,889,011	C$2.00	December 21, 2009
213,500	C$2.00	December 21, 2009
1,702,773	C$0.70	March 22, 2010
16,811,996

On March 7, 2009, 4,227,669 warrants at an exercise price of $2.06 expired.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

10.  CONTRIBUTED SURPLUS

See Statement of Stockholders’ Equity for additional information.

The Corporation recorded Nil for the six months ended June 30, 2009 and $1,293,340 for the year ended December 31, 2008, representing the fair value of warrants attached to the private placements, which reduced share capital and credited contributed surplus.

11.  AGREEMENTS, COMMITMENTS AND CONTINGENCIES

a.   Mineral rights in Argentina are owned by the federal government and administered by the provinces.  The provinces can levy a maximum 3% "mouth of mine" (gross proceeds) royalty.  The provinces of Mendoza and Neuquén have waived their right to this royalty.  The provinces of Río Negro, San Juan, Santa Clara and Chubut have not yet established a policy regarding the royalty.

b.   On December 2, 2003, the Corporation signed an agreement that obligated us to pay N.A. Degerstrom, Inc. (the vendor of the original exploration properties), a royalty of $250,000, if any of the properties owned at the date of signing the agreement, other than the properties comprising the San José Mine, meet certain conditions such as bankable feasibility or commercial production prior to December 2, 2013.  As of June 30, 2009, no payments are required to be made under that agreement.

c.   We are obligated to fund our 49% of the costs at the San José Mine that are not financed by the Project Loan or other third party financing or our ownership will be diluted.  In December 2008, the shareholders of MSC agreed to increase the share capital of MSC by $23,000,000, of which $11,270,000 represented Minera Andes’ portion, which was accrued as a liability at December 31, 2008.  The Corporation paid this amount in February 2009. The Corporation was subsequently reimbursed $575,750 for the difference in the currency exchange between the U.S. dollars and the Argentine pesos when the payment was made.

d.   We are obligated to fund our 49% of the costs at the San José Mine that are not financed by the Project Loan or other third party financing or our ownership will be diluted.  In December 2008, the shareholders of MSC agreed to increase the share capital of MSC by $23,000,000, of which $11,270,000 represented Minera Andes’ portion, which was accrued as a liability at December 31, 2008.  The Corporation paid this amount in February 2009. The Corporation was subsequently reimbursed $575,750 for the difference in the currency exchange between the U.S. dollars and the Argentine pesos when the payment was made.

e.   From time to time in connection with its operations, the Corporation is named as a defendant in actions for damages and costs allegedly sustained by the plaintiffs. The Corporation has considered these proceedings and disputes in determining the necessity of any reserves for losses that are probable and reasonably estimable. The Corporation takes into account its history of claims, the limitations of any insurance coverage, advice from outside counsel, and management’s strategy with regard to the settlement or defense against such claims and obligations. While the ultimate outcome of those claims, lawsuits or performance obligations cannot be predicted with certainty, the Corporation believes, based on its understanding of the facts of these claims and performance obligations, that adequate provisions have been recorded in the accounts where required.

f.   As of June 30, 2009, MSC signed agreements with third party providers relating to the development and operation of the San José Mine.  Our 49% portion of these commitments is approximately $14 million dollars.

12.  RELATED PARTY TRANSACTIONS

During the three months and six months ended June 30, 2009, we paid legal fees of $Nil and $Nil, respectively to a former director (as compared to $18,839 and $58,188 respectively, for the corresponding periods in the preceding year). This transaction was in the normal course of operations and was measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

12.  RELATED PARTY TRANSACTIONS - continued

 MSC is also a related party of the Corporation.  The Corporation owns 49% of MSC. See note 7.

13.  CAPITAL DISCLOSURES

Minera Andes’ objectives when managing capital are to:

a)       safeguard our ability to continue as a going concern;

b)      have sufficient capital to develop our mining projects and take them into production; and

c)       meet external capital requirements on our credit facilities, when required.

The Corporation manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mining interests.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation’s management to sustain future development of the business.

The properties in which the Corporation currently has an interest are in the exploration stage with the exception of the San José Mine, which is in production; as such the Corporation is dependent on external equity financing to fund its activities.  In order to carry out planned exploration and pay for administrative costs, the Corporation will spend its existing working capital and raise additional amounts as needed.  The Corporation will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has the adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Corporation, is reasonable.

There were no changes in the Corporation’s approach to capital management during the six months ended June 30, 2009, and the year ended December 31, 2008.  Neither the Corporation nor its subsidiaries are subject to externally imposed capital requirements.

14.  FINANCIAL INSTRUMENTS

During the six months ended June 30, 2009, and the year ended December 31, 2008, the Corporation used a mixture of cash and debt to maintain an appropriate capital structure and ensure sufficient liquidity to meet the needs of the business. The Corporation has not executed any interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and, therefore, in the normal course of business the Corporation is inherently exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, credit risk, liquidity risk and commodity price fluctuations.

The Corporation holds certain financial instruments such as cash and cash equivalents, receivables, the Project Loan Receivable, the Project Loan Payable and related interest receivable and payable, accounts payable and accruals. All financial instruments are classified into one of five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are recorded in the balance sheet either at fair value or at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings.  Available-for-sale financial instruments are measured at fair value with change in fair value recorded in other comprehensive income until the instrument is derecognized. The Corporation has classified its cash and cash

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

14.  FINANCIAL INSTRUMENTS- continued

equivalents as held-for-trading.  Receivables and Project Loan and interest receivable were classified as loans and receivables.  Accounts payable and accruals, Project Loan and interest payable, bank loan and related party payable were classified as other financial liabilities.

The carrying value and fair value of the Corporation’s financial assets and liabilities as at June 30, 2009 and December 31, 2008 is summarized as follows:

	June 30, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	$1,847,276	$1,847,276	$3,409,593	$3,409,593
Loans and receivables	$38,162,347	$38,162,347	$36,847,761	$36,847,761
Held-to-maturity	-	-	-	-
Other liabilities	$41,366,688	$41,366,688	$67,679,960	$67,679,960

The fair value of the cash and cash equivalents, receivables, current Project Loan interest receivable, accounts payable and accruals, and current Project Loan interest payable,  and related party payable approximate their fair values due to their short term nature.  The fair value of the non-current debt approximates the amortized cost as the interest rates reflect the estimated market rates.

Foreign currency exchange risk

The Corporation is exposed to foreign currency risk on fluctuations in our Canadian denominated cash, accounts payable and accrued liabilities.  The net asset amount of Canadian dollars subject to foreign currency fluctuations as at June 30, 2009, was equal to $1.25 million dollars.  As a result, every percentage change in the US/Canada exchange rate will affect our income by approximately $12,500, on a per annum basis.  As at June 30, 2009, the Corporation also had cash, accounts payable, and accrued liabilities in Argentinean pesos.  However, these amounts are typically only held (in the case of cash) or outstanding (in the case of accounts payable and accrued liabilities) for a short period of time so the foreign exchange risk is minimal.  As a result, the Corporation has not used derivative instruments to mitigate such risks.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at June 30, 2009, the Corporation had an outstanding balance of $31,850,000 under the Project Loan Payable, plus accrued interest. The Project Loan Payable consists of two loans which bear fixed interest at a rate of LIBOR plus 2.5% as of the inception of the loan.  The interest rates are 7.86% on $3,800,000 and 8.21% on $28,050,000. The terms including the fixed interest rates of the Project Loan Receivable are the same as the terms of the Project Loan Payable.  At this time there is nil interest rate risk on the Project Loan Receivable and Project Loan Payable.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations.  Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of cash and cash equivalents, and the Project Loan Receivable and interest due thereon.

The Corporation’s cash and cash equivalents consist of deposit instruments that are held with

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

14.  FINANCIAL INSTRUMENTS – continued

Credit risk - continued

major financial institutions in Canada and are not considered a material credit risk to the Corporation.  The Corporation also holds US dollars in an account at a United States financial institution and pesos in an international bank in Argentina.  Funds held in the US and Argentina are held for the purposes of meeting existing accounts payable and current payroll.  The credit risk of cash and cash equivalents held outside of Canada is not considered a material credit risk to the Corporation.

Management has determined that the credit risk associated with the Project Loan Receivable is mitigated by positive cash flows anticipated from MSC, frequent receipt of financial information regarding the operations of MSC, MSC’s proven and probable reserve report, the present value of silver and gold, and financial support by its majority shareholder, Hochschild.  Moreover, the Project Loan Receivable will not be collected until the Project Loan Payable is paid and, and the Project Loan Payable will only be paid if the Project Loan Receivable is also paid.  Management does not believe that the Project Loan Payable and Project Loan Receivable present significant credit risk, however, should MSC be unable to settle amounts due, the impact on the Corporation could be significant. The maximum exposure to a loss arising from the Project Loan Receivable is equal to its total carrying value on the balance sheet.  The Corporation has not used derivative instruments to mitigate such risks associated with credit risk.

Liquidity risk

The Corporation’s approach to managing the liquidity risk is to provide reasonable assurance that it can provide sufficient capital to meet liabilities when due.    The Corporation’s ability to settle short-term and long-term liabilities when due is dependent on future liquidity from capital sources or positive cash flows from its projects. At June 30, 2009, the Corporation’s accounts payables and accrued liabilities were approximately $3.2 million all of which are due for payment within normal terms of trade which is generally 30 to 60 days. The Corporation regularly reviews its receivable balances and follows up on amounts past due. Should sufficient cash not be available to settle liabilities, the Corporation also relies on equity, third-party and related party financing to manage its liquidity and the settlement of liabilities.  The Corporation has not used any derivative or other financial instruments to mitigate this risk.

Commodity price risk

The Corporation’s profitability depends on metal prices for gold and silver and, if other projects enter into production, on copper prices and other base metals. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and political and economic conditions of major gold, silver and copper-producing countries throughout the world.  The Corporation has not and may not be able to hedge in respect of gold and silver sales arising from its equity investment in MSC, nor does MSC hedge its sales. In the event that the Corporation’s other projects enter into production and revenue contracts are entered into in respect of other commodities and base metals, including copper, the Corporation will reconsider the relative merits of entering into commodity price hedges.

15.  RESTATEMENT

a.   The consolidated statements of operations and accumulated deficit for the three-months and six-months ended June 30, 2008 have been restated to include $172,000 and $326,000 for the

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

 15.  RESTATEMENT - continued

      amortization of the deferred costs related to the investment in MSC (Note 7), and the expensing of $84,371 and $168,740 of general overhead to general and administrative expenses.  In 2008, the MSC plant went into production and the amortization of the deferred costs were not recorded in the financial statements for 2008 until the reporting of the December 31, 2008 consolidated financial statements. The effect of this restatement for the three-months and six-months period ended June 30, 2008 are as follows:

	As Previously		As Previously
	Reported	Restatement	Restated

Statement of Operations and Accumulated Deficit for the Three Months Ended June 30, 2008
Net income on Investment in MSC	$10,885,580	$(172,000)	$10,713,580
General and administrative	$(326,188)	$(84,371)	$(410,559)
Net income and comprehensive income for the period	$8,929,208	$(256,371)	$8,672,837
Basic and diluted loss per common share	$0.05		$0.04

	As Previously		As Previously
	Reported	Restatement	Restated

Statement of Operations and Accumulated Deficit for the Six Months Ended June 30, 2008
Net income on Investment in MSC	$10,885,580	$(326,000)	$10,559,580
General and administrative	$(510,730)	$(168,740)	$(679,470)
Net income and comprehensive income for the period	$7,160,884	$(494,740)	$6,666,144
Basic and diluted earnings per common share	$0.05		$0.03

b.       The fourth quarter December 31, 2008, loss as previously reported, has been adjusted by the sum of the above restatements by quarter.  The above restatements by quarter results in no change in the year ended December 31, 2008, loss previously reported.

Subsequent to the restatement above, the Corporation restated its investment in MSC for interest income on the Corporation’s loan to MSC, which was not recognized by the Company. The effect of the restatement was an increase in the Investment in MSC as at December 31, 2008 by $3,751,955, with a corresponding increase to Income on Investment in MSC.  For the three-months and six-months period ended June 30, 2008, Income on Investment in MSC before amortization was $930,834 and $1,836,287 respectively.

In addition, following a detailed review of the Corporation’s Argentine tax affairs, the Corporation accrued tax adjustments and restated the accounts payable and accruals in respect of previously unrecognized business and capital taxes in its Argentine subsidiary as at December 31, 2008 and 2007. As at December 31, 2008, the accounts payable and accruals has been increased by $1,633,000 with $1,218,000 being accruals prior to January 1, 2008 and $415,000 being business and capital taxes accrued for the fiscal year ended December 31, 2008. For the three-months and six-months ended June 30, 2008, the $415,000 business and capital taxes accrual was expensed evenly at $103,750 per quarter in general and administrative expenses.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

15.  RESTATEMENT - continued

The accumulated effects of these subsequent restatements for the three-months and six-months period ended June 30, 2008 are as follows:

	As Previously
	Restated	Restatement	As Restated
Balance Sheet as at December 31, 2008
Investment in Minera Santa Cruz	$77,282,120	$3,751,955	$81,034,075
Accumulated deficit	$(49,546,535)	$2,118,955	$(47,427,580)
Accounts payable and accruals	$1,488,013	$1,633,000	$3,121,013

Statement of Operations and Accumulated Deficit for the Three Months Ended June 30, 2008
Income on Investment in MSC	$10,885,580	$930,834	$11,816,414
General and administrative	$(410,559)	$(103,750)	$(514,309)
Net income and comprehensive income for the period	$8,672,837	$827,084	$9,499,921
Accumulated deficit, beginning of period	$(44,236,576)	$(654,666)	$(44,891,242)
Basic and diluted earnings per common share	$0.04		$0.05

Statement of Operations and Accumulated Deficit for the Six Months Ended June 30, 2008
Income on Investment in MSC	$10,826,955	$1,836,287	$12,663,242
General and administrative	$(679,470)	$(207,500)	$(886,970)
Net income and comprehensive income for the period	$6,666,143	$1,628,787	$8,294,930
Accumulated deficit, beginning of period	$(42,445,893)	$(1,218,000)	$(43,663,893)
Basic and diluted earnings per common share	$0.04		$0.04

16.  COMPARATIVE FIGURES

Certain financial statement line items from prior periods have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on the net loss and accumulated deficit as previously reported.

17.  SUBSEQUENT EVENTS

Financing

The Corporation has entered into an agreement with a Canadian investment dealer (the “Lead Underwriter”) pursuant to which the Lead Underwriter and a syndicate of underwriters (collectively, the “Underwriters”) have agreed to purchase for resale to the public and Minera Andes has agreed to issue 26,700,000 units, on a “bought deal” basis, at a price of C$0.75 per unit (the “Offering”) equivalent to C$20 million.  In addition, the Corporation has agreed to grant the Lead Underwriter an option (the “Over-Allotment Option”) to purchase additional units of Minera Andes to raise additional gross proceeds of up to 15% of the Offering, on the same terms and conditions as the Offering, exercisable any time, in whole or in part, up to 48 hours prior to the closing date of the Offering.  If the Over-Allotment Option is exercised in full, the total gross proceeds to Minera Andes will be C$23,028,750.  Each unit consists of one (1) common share and one half of one common share purchase warrant, each whole warrant exercisable at C$1.25 for a period of 5 years after closing. In the event that the volume weighted average trading price of the Corporation’s common shares on the TSX (or such other stock exchange or quotation system on which the Corporation’s shares are listed and where a majority of the trading volume occurs), for a period of 20 consecutive trading days exceeds C$2.50, the Corporation may, within five days after such an

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

17.  SUBSEQUENT EVENTS

Financing – continued

event, provide notice to the warrant holders of early expiry and thereafter, the warrants will expire on the date which is 30 days after the date of the notice to the warrant holders.

The units to be issued under the Offering will be offered by way of a short form prospectus to be filed in all of the provinces of Canada, except Quebec. A preliminary short form prospectus was filed by the Corporation on July 30, 2009.

The net proceeds from the Offering are expected to be used to fund ongoing exploration and development activities at the Corporation’s gold projects and working capital requirements as required.

The Offering is expected to close on or about August 27, 2009 and is subject to normal regulatory approvals, including the approval of the Toronto Stock Exchange.

Employment agreements

In February 2009, the Corporation completed a private placement with Mr. Robert R. McEwen, a director of Minera Andes and the Corporation’s largest shareholder pursuant to which Mr. McEwen purchased 40 million shares of Minera Andes for C$40 million ( the “McEwen Financing”).

The McEwen Financing triggered termination provisions contained in employment agreements between the Corporation and two of its key executives (the “Employment Agreements”) pursuant to which the Employment Agreements may be terminated at any time until February 26, 2010, by the executives upon not less than 30 days notice to the Corporation whereupon the executive is entitled, as severance, to payment of an amount equal to the total compensation received by the individual in the last six months, an additional amount equal to one-sixth of that amount for every year (including partial years) of service to the Corporation , and the Employment Agreements are subject to certain other conditions regarding stock options. One of the key executives has given his thirty day notice and the related expense and liability has been recorded in the June 30, 2009, financial statements. Management will record the expense and liability for the second executive if notice is given.

Exercise of stock options

Subsequent to June 30, 2009, 40,000 stock options were exercised at a price of C$0.55.